 Exhibit 99.1

THE VERY GOOD FOOD COMPANY REPORTS THIRD QUARTER 2022 FINANCIAL RESULTS

YTD Q3 2022 Wholesale Revenue Increased 86% Year-over-Year

VANCOUVER, BC, Nov. 14, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), a leading plant-based food technology company, today reported its financial results for the third quarter ended September 30, 2022.

Financial Highlights

•	Revenue decreased $778,857 (31%) to $1,757,240 in Q3 2022, compared to $2,536,097 in Q3 2021. The decrease in revenue was driven by a decrease of $1,270,746 (82%) in eCommerce sales, offset by an increase of $463,451 (55%) in wholesale revenue.
•	Wholesale revenue increased $463,451 (54%) to 1,310,198 in Q3 2022, as compared to $846,747 in Q3, 2021 due to an increase in the number of stores as well as increase in unit velocities on core and new items.
•	eCommerce revenue decreased 82% to $275,403 in Q3 2022, as compared to $1,546,149 in Q3 2021 due to the Company's strategic decision to limit its eCommerce sales because of high digital marketing costs to acquire new customers. With the Company's new strategic focus on its wholesale and foodservice channels the Company plans to exit from its eCommerce business at the end of December 2022.
•	General and administrative expense ("G&A expense") decreased $2,454,558 or 35% to $4,634,719 in Q3 2022, compared to $7,089,277 in Q3 2021. Excluding share-based compensation and depreciation expense, adjusted general and administrative expense increased $24,465 (1%) to $3,987,989 in Q3 2022, compared to $3,963,524 in Q3 2021. The increase in adjusted general and administrative expense was primarily driven by an increase in insurance fees of $638,766 and audit and professional fees of $662,482 due to increased costs of being a public listed Company. This was offset by a decrease in legal and professional fees of $661,117, decrease in recruitment fees of $278,787, decrease in filing fees of $160,151 and decrease in travel and entertainment of $129,857.
•	Net loss decreased 89% to $(1,531,977) in Q3 2022 compared to $(13,699,706) in Q3 2021.
•	Adjusted EBITDA net loss decreased 37% to $(5,136,413) in Q3 2022 compared to $(8,174,024) in Q3 2021.

Cash and Liquidity Update

As of September 30, 2022, the Company had cash and cash equivalents of $707,986, a reduction of $21,267,667 from $21,975,653 as of December 31, 2021. This decrease is primarily related to the Company's greater than expected cash burn during the quarter and takes into account the net proceeds from the Company's private placement closed on June 2, 2022. As of the date of this MD&A, the Company has cash balance of approximately $773,000 to settle current accounts payable and accrued liabilities of approximately $3,300,000.

On August 15, 2022 the Company disclosed that it would need additional financing in order to fulfil its outstanding obligations and fund ongoing operations, and that it expected to be able to raise such near term financing. However, negative market conditions made access to capital challenging over the past few months. As such the Company has been managing its short-term liquidity through limited access to the revolving line of credit (the "LOC") under its senior secured credit facility (the "Credit Facility") with Waygar Capital Inc. ("Waygar"). Based on recent discussions with Waygar, the Company currently expects to be able to rely on the LOC until the end of December 2022, by which time it will need to have secured alternative financing to ensure the financial viability of its business. No assurances can be provided that the Company's access to the LOCto the extent necessary will not be further restricted. If access becomes further limited at any time, or if alternative financing is not obtained by December 31, the Company will not be able to continue to operate as a going concern. In order to address its lack of necessary liquidity, the Company also continues to restrict its cash outflow related to paying trade payables and is utilizing, to the extent possible, alternatives of generating cash in the short term such as disposing of non-core equipment and certain raw material inventory to extend the current cash runway. There can be no assurance that these measures will be successful.

Q3 2022 Operational Update

As of November 14, 2022, the Company has ceased regular operations at the Victoria Facility, Fairview Facility, and Patterson Facility and consolidated operations into the Rupert Facility as well as permanently closed the Victoria Butcher Shop & Restaurant. The Company has also terminated the lease for the Mount Pleasant Flagship Store. The Company made these decisions in an effort to improve production efficiencies and reduce overheads.  At present the Company continues to negotiate lease terminations with the landlords of a number of the former facilities and locations including, the Victoria Facility, the Patterson Facility and the former Butcher Shop & Restaurant and as of early November had successfully terminated its Victoria based warehouse space lease.

During the nine-month period ended September 30, 2022, VERY GOOD made the strategic shift to focus on sustainable growth and a path to profitability as opposed to solely focusing on top line growth. As part of this shift, VERY GOOD decided to limit its eCommerce sales due to high digital marketing costs to acquire new customers, significantly lowered production and headcount to manage inventory levels, and implemented initiatives such as pausing non-critical capital expenditures and lowering general and administrative expenses.

In June and July 2022, VERY GOOD announced new U.S. retail expansion through arrangements with retailers, superstore chain Meijer Inc., The Giant Company and Weis Markets, Inc., which are expected to extend VERY GOOD's product availability in the United States.

On September 8, 2022, VERY GOOD announced the initiation of a strategic alternatives review process and retained Canaccord Genuity Corp. as its financial advisor for the review of strategic alternatives. The strategic review process currently remains ongoing.

On September 20, 2022, VERY GOOD announced foodservice distribution gains in Canada with two of the largest North American foodservice providers. Product availability with these providers significantly expands our reach to restaurants, healthcare, educational facilities, hospitality businesses and other companies across Canada.

On September 22, 2022, VERY GOOD also announced that seven of its best-selling Very Good Butchers products have become available for sale online in a Variety Pack with a major, membership-only wholesale chain.  The arrangement increases the availability and visibility of VERY GOOD's products for Canadian consumers through wholesaler's online platform.

VERY GOOD continues to seek additional opportunities to increase its presence in wholesale and food service channels across North America.

Management Changes

On July 4, 2002, VERY GOOD announced that as part of its succession plan, (i) Matthew Hall was stepping down as interim Co-Chief Executive Officer and as a director of the Company, and (ii) Dela Salem was stepping down from her role as interim Co-Chief Executive Officer and would return her focus solely to service as a member of the Company's board of directors. On that same day, the Company announced that Parimal Rana, a seasoned food industry professional and the Company's Vice President of Operations, was assuming the role of Chief Executive Officer and would also join the Company's board of directors.

On July 12, 2022, VERY GOOD announced Pratik Patel, CPA, CGA, as the Company's Chief Financial Officer. Mr. Patel has over fifteen years of experience as a senior accounting and finance professional. Prior to joining VERY GOOD, Pratik was Head of Finance at Bardel Entertainment, a Canadian animation studio. Before joining Bardel in 2017 as Controller, he held several senior level accounting and finance positions, most recently with WildBrain (TSX: WILD), a publicly traded family entertainment company where he oversaw financial and disclosure reporting throughout the Company's merger integration of Nerd Corps Entertainment and Studio B.

As a result of the above, the Company's senior management team now consists of Parimal Rana, Chief Executive Officer, Pratik Patel, Chief Financial Officer and Jordan Rogers, Chief Commercial Officer. On October 25, 2022, VERY GOOD announced the resignation of Saul Cooperstein from the Board of Directors of the Company. The Board of Directors is currently comprised of Dela Salem, Justin Steinbach and Parimal Rana.

Nasdaq Listing Notification

On January 11, 2022, VERY GOOD received notification from Nasdaq's Listing Qualifications Department that, for the previous 30 consecutive business days, the bid price of the Common Shares had closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the "Bid Price Rule"). On July 11, 2022, VERY GOOD was granted an additional 180-day period from Nasdaq's Listing Qualification Department or until January 9, 2023, to regain compliance with the minimum US$1 bid price requirement for continued listing on Nasdaq.

VERY GOOD is also listed on the TSXV and the notification does not affect the Company's compliance status with such listing.

Nasdaq informed VERY GOOD in the July 11 notification, that if compliance cannot be demonstrated by January 9, 2023, Nasdaq will provide written notification that VERY GOOD's securities will be delisted - at which time, the Company may appeal Staff's determination to a Hearings Panel (the "Panel"). If VERY GOOD appeals, the Company will be asked to provide a plan to regain compliance to the Panel.

The management's discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and have been furnished on a Report on Form 6-K on EDGAR at www.sec.gov.

Financial Highlights

Revenue by channel

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2022	2022	2021	2022	2021
eCommerce	$ 275,403	$ 380,967	$ 1,546,149	$ 1,737,730	$ 5,937,646
Wholesale	1,310,198	987,278	846,747	3,070,395	1,647,707
Butcher Shop & Restaurant and Other	171,639	133,201	143,201	468,905	374,508
Total	$ 1,757,240	$1,501,446	$ 2,536,097	$ 5,277,030	$7,959,861

Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unaudited)

As at	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$ 707,986	$ 21,975,653
Accounts receivable	1,514,697	2,101,842
Inventory	9,076,890	8,474,255
Prepaids and deposits	2,799,374	8,640,286
Loans to related party	-	410,268
Total current assets	14,098,947	41,602,304
Assets held for sale	178,724	-
Right-of-use assets	14,276,720	16,659,502
Property and equipment	15,446,050	15,450,608
Prepaids and deposits	584,465	707,110
Deferred financing costs	1,892,126	3,924,743
Total assets	$ 46,477,032	$ 78,344,267
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$ 3,328,953	$ 8,109,161
Deferred revenue	12,210	32,137
Current portion of lease liabilities	1,709,096	849,935
Current portion of loans payable and other liabilities	6,794,076	1,947,642
Contingent consideration	330,000	1,048,000
Derivative liabilities	6,411,692	3,942,002
Total current liabilities	18,586,027	15,928,877
Lease liabilities	12,727,815	16,764,458
Loans payable and other liabilities	-	5,474,605
Total liabilities	31,313,842	38,167,940

Share capital	85,024,964	84,751,366
Equity reserves	14,260,805	26,719,047
Subscriptions received (receivable)	4,884,687	(3,750)
Accumulated other comprehensive gain (loss)	74,770	(12,716)
Deficit	(89,082,036)	(71,277,620)
Total shareholders' equity	15,163,190	40,176,327
Total liabilities and shareholders' equity	$ 46,477,032	$ 78,344,267

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss
(Expressed in Canadian dollars, unaudited)

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

Revenue	$ 1,757,240	$ 2,536,097	$ 5,277,030	$ 7,959,861
Procurement expense	(2,557,087)	(2,059,204)	(8,226,190)	(6,214,272)
Fulfilment expense	(931,707)	(1,804,459)	(4,106,308)	(5,833,068)
General and administrative expense	(4,634,719)	(7,089,277)	(12,415,034)	(23,498,714)
Marketing and investor relations expense	(208,870)	(2,178,765)	(2,347,801)	(6,904,766)
Research and development expense	(306,890)	(566,672)	(1,216,212)	(1,448,657)
Pre-production expense	(2,170)	(1,327,009)	(353,020)	(2,868,832)
Operating loss	(6,884,203)	(12,489,289)	(23,387,535)	(38,808,448)
Finance expense	(909,252)	(1,089,004)	(3,435,534)	(1,851,981)
Other expenses	(1,273,408)	(121,413)	(1,570,206)	(568,586)
Gain on debt modification	-	-	16,783	-
Change in fair value of derivative liabilities	7,534,886	-	10,572,076	-
Net Loss	(1,531,977)	(13,699,706)	(17,804,416)	(41,229,015)
Other comprehensive loss
Foreign currency translation gain (loss)	152,099	(24,800)	87,486	(15,865)
Comprehensive loss	$(1,379,878)	$ (13,724,506)	$(17,716,930)	$(41,244,880)
Loss per share - basic and diluted	$ (0.01)	$ (0.13)	$ (0.14)	$ (0.42)
Weighted average number of shares outstanding - basic and diluted	132,313,288	103,330,623	124,500,841	99,233,603

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unaudited)

Nine months ended	September 30, 2022	September 30, 2021
Net loss for the period	$ (17,804,416)	$ (41,229,015)
Adjustments for non-cash items:
Finance expense	3,435,534	1,867,040
Change in fair value of derivative liabilities	(10,572,076)	-
Depreciation	2,533,620	1,457,763
Loss (gain) on termination of lease	188,593	(1,600)
Gain on debt modification	(16,783)	-
Impairment of property and equipment	1,215,090	-
Impairment of right-of-use assets	3,103	-
Loss on disposal of equipment	96,943	32,816
Provision for slow-moving inventory	448,817	-
Share-based compensation (recovery)	(1,685,000)	18,406,456
Shares, units and warrants issued for services	-	227,471
Changes in non-cash working capital items:
Accounts receivable	597,945	(1,180,266)
Inventory	(1,020,756)	(4,161,142)
Prepaids and deposits	4,101,637	(880,744)
Accounts payable and accrued liabilities	(4,369,272)	3,028,788
Deferred revenue	(19,927)	(22,990)
Net cash and cash equivalents used in operating activities	(22,866,948)	(22,455,423)
Cash paid for acquisitions	-	(1,250,000)
Cash acquired from acquisitions	-	9,306
Purchase of property and equipment	(2,964,853)	(9,518,458)
Proceeds from sale of property and equipment	84,700	-
Security deposits paid for property and equipment	(438,734)	(1,813,506)
Security deposits refunded for property and equipment	655,008	-
Acquisition of right-of-use assets	(42,270)	(67,332)
Payment of contingent consideration	(718,000)	-
Repayment received from loans to related parties	410,268	-
Net cash and cash equivalents used in investing activities	(3,013,881)	(12,639,990)
Proceeds from the issuance of units for cash (net of share issue costs)	-	18,378,261
Proceeds from the exercise of warrants	-	2,384,483
Proceeds from the exercise of stock options	182,456	116,099
Proceeds from the issuance of common shares and common share equivalents	8,184,762	-
Share issuance costs	(936,659)	-
Proceeds from loans payable	1,126,923	3,475,875
Repayments of loans payable	(1,527,441)	(555,000)
Deferred financing costs paid	-	(2,129,801)
Payments of lease liabilities	(1,992,191)	(1,040,221)
Interest paid	(365,820)	(55,928)
Lease settlement paid	(168,677)	-
Net cash and cash equivalents provided by financing activities	4,503,353	20,573,768
Effect of foreign exchange rate changes on cash and cash equivalents	109,809	(13,925)
Decrease in cash and cash equivalents	(21,267,667)	(14,535,570)
Cash and cash equivalents, beginning of period	21,975,653	25,084,083
Cash and cash equivalents, end of period	$ 707,986	$ 10,548,513
Cash	$ 607,986	$ 10,448,513
Redeemable guaranteed investment certificate ("GIC")	-	-
Restricted redeemable GIC	100,000	100,000
Total cash and cash equivalents	$ 707,986	$ 10,548,513

NON-IFRS FINANCIAL MEASURES

Non-IFRS financial measures are metrics used by management that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Adjusted EBITDA Net Loss

Management defines adjusted EBITDA net loss as net loss before finance expense, tax, depreciation and amortization, share-based compensation, and other non-cash items, including loss on disposal of equipment, gain on the termination of leases, and shares, units and warrants issued for services. Management believes adjusted EBITDA net loss is a useful financial metric to assess its operating performance because it adjusts for items that either do not relate to the Company's underlying business performance or that are items that are not reasonably likely to recur.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2022	2022	2021	2022	2021
Net loss as reported	$(1,531,977)	$(6,699,130)	$(13,699,706)	$(17,804,416)	($41,229,015)
Adjustments:
Change in fair value of derivative liabilities	(7,534,886)	(1,508,197)	-	(10,572,076)	-
Depreciation	932,481	985,754	616,111	2,533,620	1,457,763
Finance expense	909,252	1,237,418	1,102,858	3,435,534	1,867,040
Gain on debt modification	-	(16,783)	-	(16,783)	-
Impairment of right-of-use assets	-	3,103	-	3,103	-
Impairment of property and equipment	1,092,631	122,459	-	1,215,090	-
Provision for slow moving inventory	448,817	-	-	448,817	-
Loss (Gain) on termination of lease[1]	37,102	152,478	-	188,593	(1,600)
Loss on disposal of equipment	95,453	1,490	10,255	96,943	32,816
Share-based compensation (recovery)	414,714	(1,306,862)	3,796,458	(1,685,000)	18,406,456
Shares, units and warrants issued for services	-	-	-	-	227,471
Adjusted EBITDA net loss	$(5,136,413)	$(7,028,270)	$(8,174,024)	$(22,156,575)	$(19,239,069)

Adjusted General and Administrative Expenses

Management defines adjusted general and administrative expenses as general and administrative expenses excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides helpful information as it represents the corporate costs to operate the business, excluding non-cash items.

	Three months ended September 30,	Three months ended June 30,	Three months ended September 30,	Nine months ended September 30,	Nine months ended September 30,
	2022	2022	2021	2022	2021
General and administrative expense	$(4,634,719)	$(2,935,624)	$(7,089,277)	$(12,415,034)	$(23,498,714)
Adjustments:
Share-based compensation (recovery)	390,744	(1,218,638)	3,043,998	(1,673,906)	14,931,844
Depreciation	255,986	116,228	81,755	461,202	193,955
Adjusted general and administrative expense	$(3,987,989)	$(4,038,034)	$(3,963,524)	$(13,627,738)	$ (8,372,915)

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD.  BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana
Chief Executive Officer
Phone: 855 472-9841

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes.  Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to statements  relating  to: the Company's  ability to satisfy  its existing and future cash obligations and to continue to operate as a going concern; the Company's abilities and options to address its liquidity issues; the Company's current expectation that, based on recent discussions with its lender, Waygar, it will be able to rely on the LOC to fund operations until the end of December 2022; the requirement to obtain alternate financing by December 31, 2022 to ensure the financial viability of the Company's business; the availability of other alternatives of generating cash in the short term such as disposing of non-core equipment  and  certain  raw  material  to extend  the current  cash  runway;   the status of the Company's strategic review process; the Company's focus on the wholesale and food service channels and its decision to phase out the eCommerce channel by the end of 2022; and the Company's ability to comply with Nasdaq's listing requirements. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to rely on the LOC to fund operations until the end of December 2022 and continue to operate as a going concern until it must secure alternate financing by December 31;  the Company's ability to manage its liquidity, by extending accounts payable and the sale of certain raw materials and non-core equipment; the Company's ability to maintain  compliance with its debt covenants under the Credit Facility; the Company's ability to remain listed on Nasdaq;  the continued impact of COVID-19; continued growth of the popularity of plant-based foods and, in particular, vegan meat alternatives; the continued demand for VERY GOOD's products; there being no material deterioration in general business and economic conditions and no material fluctuations of interest rates and foreign exchange rates; the successful placement of VERY GOOD's products in retail stores through the wholesale channel and in restaurants and other foodservice establishments through the foodservice channel; VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers; and the Company's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct.  Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others,  the risk that the Company will not be able to continue to operate as a going concern which is primarily dependent on accessing additional sources of liquidity from Waygar or investors until the Company is able to generate sufficient, sustainable cash flow from operations to meet its ongoing operating and financing requirements, the risk that strategic alternatives may not be available on terms acceptable to the Company or at all, the risk that the Company will not be able to meet Nasdaq's continued listing requirements after exhausting all potential remedial options available to it, as well as the Company's ability to manage the many other risks it faces.  For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov.  The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available.  Any forward-looking information speaks only as of the date of this news release.  VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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For further information: Very Good Food Company Investor Relations Team, Email: invest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 21:22e 14-NOV-22